FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 14 March 2005

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






                            International Power plc

              Performance Share Plan 2002: 2005 Conditional Awards

                Executive Share Option Plans: Grants of Options

                          Share Retention Arrangements


This notification is to advise that on 11 March 2005 International Power plc (the "Company") was advised that the Remuneration Committee of the Company (the Committee") made the following awards under the Company's 2002 Performance Share Plan and granted the following Options under the Company's Executive Share Option Scheme to the Executive Directors of the Company as detailed below:


2005 Long Term Incentive Plans


As part of the Company's normal policy regarding Long Term Incentive Arrangements for Directors and Senior Managers, the Committee has made the following Conditional Awards of shares and Grant of Options to Executive
Directors:


1          The 2002 Performance Share Plan (the 'Performance Plan')



A Conditional Award over the following numbers of shares of the Company to:


                                                     No. of Shares


Philip Cox                                           292,887
Tony Concannon                                       158,995
Steve Riley                                          158,995
Mark Williamson                                      172,942



The above awards will normally vest after the end of a three-year period commencing on 1 January 2005 and ending on 31 December 2007, subject to the satisfactory performance of the performance condition. The performance condition that applies to the above awards is based on growth in normalised earnings per share (EPS Growth). Under this condition, 30% of the award will vest after 31 December 2007 if EPS for the year ended 31 December 2007 is not less than 13.7 pence per share. 100% of the award will vest if EPS for the year ended 31 December 2007 is equal to or greater than 15 pence per share. Vesting will be pro rated for EPS performance between these two points.



In accordance with the Rules of the Performance Plan, the value of shares that have been made subject to the award has been calculated by reference to the mid-market price of an IPR Ordinary share on Thursday 10 March 2005 (this being the day before the Award Date), being 179.25 pence per share.



2          Unapproved Executive Share Option Plans


A Grant of Options under the Company's Unapproved Executive Share Option Plans to:


                              No. of Shares Under Option                 Option price per Share


Philip Cox                    292,887                                    179.25p
Tony Concannon                158,995                                    179.25p
Steve Riley                   158,995                                    179.25p
Mark Williamson               172,942                                    179.25p



In accordance with the Rules of the Unapproved Plan, the value of options granted has been calculated by reference to the mid-market price of an IPR Ordinary share on Thursday 10 March 2005 (this being the day before the Grant
Date), being 179.25 pence per share.



For the Unapproved Plan, the above options will, under normal circumstances, be exercisable between 11 March 2008 and 11 March 2015, subject to the satisfactory performance of the performance condition. The performance condition that applies to the above awards is based on growth in normalised earnings per share (EPS Growth). Under this condition, 30% of the option grant will become exercisable after 31 December 2007 if EPS for the year ended 31 December 2007 is not less than 13.7 pence per share. 100% of the option grant will become exercisable if EPS for the year ended 31 December 2007 is equal to or greater than 14.5 pence per share. For EPS performance between these two points, the option grant will become exercisable on a pro rated basis. There will be no re-testing of the performance condition applying to this Grant of Options.


Share Retention Arrangements


This notification is also to advise that, on 14 March 2005, as part of the Company's Share Retention Arrangements, shares were awarded to Executive Directors of the Company as detailed below:


                                              No. of Shares

                        Awarded         Sold to meet Tax liabilities       Retained to January 2007


Philip Cox              142,500         58,425                             84,075
Tony Concannon          70,500          28,905                             41,595
Steve Riley             70,500          28,905                             41,595
Mark Williamson         75,000          30,750                             44,250




The Share Retention Arrangement is designed to, over the medium term, assist in increasing the share holding of Executive Directors to at least 100% their base salary. It provides for Executive Directors to sacrifice 50% of their 2004 earned annual cash bonus in order to receive the above shares. The Executive Director must retain these shares until January 2007, unless the Executive Director can show that after selling, he still holds at least 100% of his base salary in Company shares. This arrangement will also apply to the annual cash bonuses due for the 2005 financial year.


Stephen Ramsay

Company Secretary


14 March 2005


                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary